 NET REVENUE OF BRF GROWS 12.8% IN 2Q15 TO R$7.9 BILLION

EBITDA increases 43.6% from 2Q14 to R$1.4 billion;

In Brazil, the processed products segment reports significant growth.

São Paulo, July 30, 2015 – Net operating revenue (NOR) of BRF reached R$7.9 billion in the second quarter of the year, growing by 12.8% from the same period in 2014, as reported by the company today. In the same period, EBITDA increased 43.6% to R$1.4 billion. Simplified cash flow in the last 12 months was R$3.7 billion.

In Brazil, net revenue from processed products grew 15.2% from the same period in 2014. Despite the adverse macroeconomic scenario in Brazil, the brazilian market registered a 9.4% growth in the volume of processed foods compared to the previous year. “I am very pleased to announce what we believe are positive and solid results, both for our business in Brazil and, especially, in the international markets,” stated Pedro Faria, global CEO of BRF.

EBITDA margin on the overall results came to 17.4%, up 3.7 percentage points in the period. Gross margin stood at 31.9%, compared to 27.1% in the same period in 2014 and 30.7% the previous quarter. Return on invested capital (ROIC) in the last 12 months reached 13.3%, compared to 7.9% in the second quarter of 2014.

Business performance in the international market, especially the Middle East, deserves special mention, which benefited from the structural changes implemented last year and from the favorable cycle. Poultry volumes grew 7.6% from the year-ago period and, accompanied by higher prices, led to a 42% growth in revenues from the segment. In the Middle East and Africa, EBIT margin reached 18.3%.

Overall net debt in the second quarter was R$5.9 billion, down 4.5% from the balance on March 31, 2015, which resulted in a net debt to EBITDA (12 months) ratio of 1.12 times, compared to 1.26 times in the previous quarter. Another highlight was the €500 million issue of green bonds, the first by a Brazilian company.

Return of Perdigão

The second half of 2015 marks an important moment - the return of the main Perdigão products, which had been suspended for the past three years. Henceforth, BRF will be able to operate at full capacity, with a comprehensive portfolio of brands in Brazil.

Key financial indicators: Continuing Operations

Results - R$ Million	2Q15	2Q14	y/y	1Q15	q/q
Net Revenues	7,913	7,015	12.8%	7,048	12.3%
Gross Profit	2,525	1,901	32.8%	2,164	16.7%
Gross Margin (%)	31.9%	27.1%	4.8 p.p.	30.7%	1.2 p.p.
EBIT	1,058	667	58.6%	641	65.0%
EBIT Margin (%)	13.4%	9.5%	3.9 p.p.	9.1%	4.3 p.p.
EBITDA	1,380	961	43.6%	951	45.1%
EBITDA Margin (%)	17.4%	13.7%	3.7 p.p.	13.5%	3.9 p.p.
Net Income	364	249	46.6%	462	(21.0%)
Net Margin (%)	4.6%	3.5%	1.1 p.p.	6.5%	(1.9) p.p.
Earnings per share[1]	0.43	0.29	50.8%	0.54	(20.7%)
[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

ABOUT BRF

BRF, which markets its products under the brands Sadia, Perdigão and Qualy, is one of the world’s largest poultry and pork exporters. The company has over 104,000 direct employees, 34 production units in Brazil and 10 abroad (seven in Argentina, two in Europe and one in Abu Dhabi in the Middle East), as well as 20 distribution centers in Brazil and 17 abroad. It currently exports its products to more than 120 countries.

Press Contact:

Corporate Communication Department of BRF

Grupo Máquina PR

Guilherme Scarance – (55 11) 3147-7433 | guilherme.scarance@grupomaquina.com

Meggy Araújo – (55 11) 3147-7233 | meggy.araujo@grupomaquina.com

Roberto Tenório – (55 11) 3147-7922 | roberto.tenorio@grupomaquina.com

Mariana Uchôa – (55 11) 3147-7258 | mariana.uchoa@grupomaquina.com